U.S. [redacted] COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Inf... 02021196 ...d Dealers ...urities
Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED APR 17 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NO. 8- 47572

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM / DD / YY) AND ENDING 12/31/2001 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PACKERLAND BROKERAGE SERVICES INC.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

432SECURITY BLVD., SUITE 101
(No. and Street)

GREEN BAY (City) WISCONSIN (State) 54313 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH R. SCHUELER, PRESIDENT (920) 662-9500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

BIGELOW & COMPANY

1345 WEST MASON STREET GREEN BAY WISCONSIN 54303
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, KENNETH R. SCHUELER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACKERLAND BROKERAGE, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page
- ☐ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bigelow & Company
ACCOUNTANTS

920-498-9400
920-498-9423 Fax

P.O. Box 2355
1345 West Mason St.
Green Bay, WI 54303

Board of Directors and Stockholders
Kenneth R. Schueler
Packerland Brokerage Services, Inc.
Green Bay, WI

We apologise for the omission of "The Reconciliation of Net Capitol" supplementary schedule and any inconvenience it may have caused you. The reason for the omission was a technical problem in the copying process, one page failed to copy, thus creating the omission.

Attached please find the four copies requested in the NASD letter dated 3/26/2002 and an additional twenty-one copies making the same twenty-five as in the original request.

Sincerely,

Ronald J. Krines CPA

Ronald J. Krines CPA
Bigelow & Company Accountants

Packerland Brokerage
December 31, 2001

Reconciliation of Net Capital

	Common Stock	Retained Earnings	Total
Unaudited	$165590.00	$151162.00	$316752.00
Audited Adjustments			
1. Concession Revenue		$(180000.00)	$(180000.00)
2. Trade Revenue		$ 43983.00	$ 43983.00
3. Investment Revenue		$ 4987.00	$ 4987.00
4. Repairs to Equipment		$ 1196.00	$ 1196.00
5. Commission Expense		$ 241358.00	$ 241358.00
6. Prepaid Travel		$ 10500.00	$ 10500.00
7. Depreciation		$ (9038.00)	$ (9038.00)
8. Loss on Disposal of Assets		$ (600.00)	$ (600.00)
9. Provision for Income Taxes		$ (31914.00)	$ (31914.00)
Audited	$165590.00	$231634.00	$397224.00

Explanations:

1. Concession Revenue
   A recording error was made recording $200000.00 instead of $20000.00 on a sale reducing net capital.
2. Trade Revenue
   Revenue earned in 2001 that was deposited in 2002. Increased net capital.
3. Investment Revenue
   Revenue earned from Packerland Building Co. LLC had not been recorded in 2001. Increase net capital.
4. Repairs to Equipment
   Equipment items were reclassified from repairs. Increased net capital
5. Commisssion Expense
   Reduction in commission-related to item (see 1. Above) totaling $171000.00. Reduction in commissions - commissions paid dated 2001 actually sent out 2002 $84512.00. Increase in capital $255512.00. Increase in Commissions-recalculated Decrease in Capital $ 14146.00. Net Increase in Net Capital $241358.00

Packerland Brokerage
December 31, 2001

Reconciliation of Net Capital

6. Prepaid Travel
   A deposit for a trip in 2002 reclassified to Prepaid Expenses. Increased net capital
7. Depreciation
   Depreciation expense for 2001 needed to be increased. Decreased net capital.
8. Loss on Disposal of Assets
   The company moved in 2001 and left behind a lease-hold improvement creating a loss. The loss was not recorded. Decreased net capital.
9. Provision for Income Taxes
   Provided for Income Taxes needed to be made

Federal	$24090.00
State	$ 2824.00
Total	$31914.00

Decreased Net Capital